March 31, 2006
Via EDGAR
Securities and Exchange Commission
ATTN: Heather C. Tress
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549

Re:	PLATO Learning, Inc.
Form 10-K for the fiscal year ended October 31, 2005
Filed January 17, 2006
Form 8-K filed December 13, 2005
File No. 000-20842
Dear Ms. Tress:
Following are our responses to the SEC Comment Letter dated February 27, 2006, regarding the above referenced filings:
Annual Report on Form 10-K for the fiscal year ended October 31, 2005
Consolidated Statements of Cash Flows, page 37
1.	In future filings, please revise to provide separate disclosure of cash flows from sales and maturity of marketable securities available for sale. Refer to the requirements of paragraph 18 of SFAS No. 115.

Our Response: Virtually all of our marketable securities are held to their maturity dates. In those unusual cases where marketable securities are sold prior to their maturity dates we will provide, in future filings, separate disclosure in the consolidated statements of cash flows of the amount of sales of marketable securities and the amount of maturities of marketable securities. Furthermore, to the extent amounts we currently report as “Sales and maturities of marketable securities” consist only of maturities, we will clarify this caption accordingly in future filings.
Note 1. Summary of Significant Accounting Policies, page 39
Goodwill and Other Intangible Assets, page 40
2.	Given the fact that the Company has experienced net losses during the past four fiscal years and an increased net loss during fiscal 2005, please tell us in further detail and expand your disclosures in future filings, to explain the methods and significant assumptions used in performing the Company’s impairment analysis with respect to the Company’s recorded goodwill and other indefinite lived intangible assets. As part of your response and your revised disclosure, explain in further detail why management does not believe the Company’s recorded goodwill and other indefinite lived intangible assets are not impaired at October 31, 2005. We may have further comment upon receipt of your response.

Our Response: The methods and significant assumptions used in performing our impairment analysis with respect to our recorded indefinite lived intangible assets, which consist only of goodwill, are consistent with the guidance provided in SFAS No. 142. Specifically, as disclosed in Note 1 to our consolidated financial statements under the caption “Goodwill and Other Intangible Assets”, we have determined that we operate as one reporting unit, and the first step in our impairment test is to compare our book value, including goodwill, to the fair value of the company. In accordance with the guidance provided in paragraphs 23 through 25 of SFAS No. 142, we have determined fair value to be equal to our market capitalization plus a control premium. We determine market capitalization by multiplying our shares outstanding at the reporting date, times the average market price of our common stock over the last ten days of the reporting period. Our estimate of the control premium, which was initially determined with the assistance of independent advisors in preparation of the fairness opinion related to the Lightspan acquisition in November 2003, is reviewed periodically taking into consideration market conditions and other factors or information specific to our business available to us at the time.
As of October 31, 2005, our market capitalization, as determined above, was $171.6 million, exceeding our book value at that date of $134.8 million. Our estimate of the control premium at that date (and at all dates since the Lightspan acquisition) was not a factor in the outcome of the first test of impairment because our market capitalization exceeded our book value without regard to the control premium. In accordance with paragraph 19 of SFAS No. 142, “if the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary.” It is on this basis that we concluded that our recorded goodwill was not impaired at October 31, 2005.
In future filings we will provide enhanced disclosure of the computation of fair value and our related conclusions in the manner outlined above.
With regard to impairment charges recorded in 2005 related to certain long-lived assets and capitalized software development costs, as they relate to the timing of our goodwill impairment test, the circumstances that gave rise to these impairment charges occurred in the fourth quarter, coinciding with our annual test of goodwill impairment.
With regard to our recent history of operating losses, we did not view our losses as events or circumstances requiring a more frequent test of impairment on the basis that:
•	our cash flow and our cash and investment balances, adjusted for seasonality, remained at healthy levels

•	actions were being taken by new management early in 2005 to reduce our cost structure and improve the profitability of our business

•	strategic product and market plans were developed throughout 2005, and formalized in the fourth quarter, with the objective of enhancing the company’s competitive position and returning it to profitability in fiscal 2006.
Future operating results will continue to be monitored as one of several indicators of possible goodwill impairment.
Product Development Costs, page 42
3.	We note the disclosure indicating that the Company incurs research and development costs relating to the design and development of new products prior to achieving technological feasibility, which are expensed as incurred. In future filings, please revise to disclose the amount research and development costs charged to expense during each period presented. Refer to the requirements outlined in paragraph 13 of SFAS No. 2.

Our Response: As disclosed in Note 1 to our consolidated financial statements, the majority of our product development costs qualify for capitalization due to the concentration of our development efforts on the content of our courseware. Accordingly, the amount of research and development costs charged to expense during each period is generally not significant and is included in “Product development” costs in our consolidated statement of operations, together with the costs of maintenance activities as defined in SFAS No 86. In future filings we will disclose the amount of these research and development costs and will clarify the caption “Product development” to better reflect its expense components.
Stock-Based Compensation, page 42
4.	We note the disclosure indicating that the Compensation Committee of the Board of Directors approved the accelerating of vesting of all unvested options held by current employees having an exercise price greater than $7.34 on October 26, 2005. We also note that the objectives of the acceleration were to eliminate pre-tax compensation expense of approximately $2.6 million that would otherwise have been recognized in the Company’s future consolidated financial statements upon adoption of SFAS No. 123 (R) on November 1, 2005. Please confirm to us and clarify in the notes to your financial statements in future filings whether the unamortized compensation expense that would have been recognized under the fair value method outlined in SFAS No. 123 has been reflected in the pro forma disclosures provided for 2005. Refer to the guidance outlined in SAB Topic 14K.

Our Response: We confirm the unamortized compensation expense under FAS 123 is included in our 2005 pro forma disclosure. With respect to your comment to “clarify in the notes to your financial statements ... whether the unamortized compensation expense that would have been recognized under the fair value method outlined in SFAS No. 123 has been reflected in the pro forma disclosures provided for 2005”, we believe the last sentence of the first full paragraph of our disclosure on page 43 addresses this request. The relevant language in this sentence is repeated here for convenience as follows:
“The objectives of the acceleration, the effect of which is included in the 2005 stock-based compensation expense amount above ...”
Note 3. Acquisitions, page 45
5.	In future filings, please revise to include the disclosures required by paragraph 54 of SFAS No. 141 with respect to your acquisition transactions or explain why you do not believe this is required.

Our Response: Our most recent material acquisition (Lightspan, Inc.) occurred on November 17, 2003. We also completed a smaller acquisition (New Media Limited) on December 17, 2003. Because both of these acquisition occurred early in our fiscal year 2004, pro forma results for that period were not presented, consistent with the guidance provided in paragraph 54(a), because they did not differ materially from actual results,. Paragraph 54(b) requires disclosure of pro forma information for the “comparable prior period”. We determined that the absence of 2004 pro forma information in the notes to consolidated financial statements (per paragraph 54(a))

significantly mitigated the comparability of the fiscal year 2003 disclosure required by paragraph 54(b). Accordingly, we did not provide this disclosure in the notes to consolidated financial statements. However, we determined that this information was relevant to Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, and provided it there as context for our discussion of results of operations for fiscal 2004 versus fiscal 2003 (see pages 23 through 26). In future filings we will ensure that pro forma information related to acquisition transactions will be provided when necessary.
6.	We note from the disclosures in your consolidated statements of stockholders’ equity that 158,000 shares with a value of $2,700 were returned to the Company from an acquisition during the year ended June 30, 2004. Please tell us and explain in your financial statements in future filings, when these shares were originally issued and how they were accounted for at issuance. Also, tell us and explain in Note 3 why they were returned during 2005. Your response should also explain why you believe the treatment used was appropriate and in accordance with the guidance outlined in paragraphs 25 through 34 of SFAS No. 141. We may have further comment upon receipt of your response.

Our Response: The 158,000 shares recorded as a reduction of equity and goodwill in fiscal year 2004 represented the correction of an error in the original accounting for 400,000 shares placed in escrow related to our acquisition of NetSchools Corporation (“NetSchools”) in May 2002. When initially placed in escrow, the shares were inadvertently recorded as consideration, resulting in an increase to equity and acquisition related goodwill. The Company discovered the error in the first quarter of fiscal year 2004 when 242,000 escrowed shares were issued to the seller. At the time the error was discovered, the Company performed an analysis of the materiality of the error, determined it to be immaterial and corrected the error in the first quarter of fiscal year 2004. The correction at January 31, 2004 resulted in a reduction in acquisition related goodwill of $2.9 million and a reduction in equity of $2.7 million and deferred tax liability of $0.2 million. The $2.7 million reduction in equity reflects the following (amounts in thousands):

	Shares	Amount
Reverse initial recording of escrow shares	(400)	($5,184)
Record shares released to seller at market price on date of issuance	242	2,484

Net equity adjustment	(158)	($2,700)

Including the final issuance of 69,000 shares in fiscal year 2005, a total of 311,000 shares, or 78% of the total shares placed in escrow, were issued to the seller.
With regard to the materiality analysis performed at the time the error was discovered, the effect of the error was to gross-up the balance sheet by $5.2 million at the time of the acquisition through the end of fiscal year 2003, and to incorrectly include 400,000 shares in weighted average shares for purposes of the calculation of our basic loss per share (the shares were properly included in weighted average diluted shares). Our net loss was not affected by the error. The following table presents the effect of the error on our basic earnings (loss) per share for each period in fiscal year 2003:

	January 31, 2003	April 30, 2003	July 31, 2003	October 31, 2003
Quarter:
Before rounding:
Reported	($0.203)	($0.110)	($0.017)	($0.197)
Adjusted	($0.208)	($0.113)	($0.018)	($0.202)
Rounded:
Reported	($0.20)	($0.11)	$0.02	$0.20
Adjusted	($0.21)	($0.11)	$0.02	$0.20

Year to Date:
Before rounding:
Reported	($0.203)	($0.314)	($0.299)	($0.101)
Adjusted	($0.208)	($0.322)	($0.306)	($0.103)
Rounded:
Reported	($0.20)	($0.31)	($0.30)	($0.10)
Adjusted	($0.21)	($0.32)	($0.31)	($0.10)
Our conclusion that the error was quantitatively immaterial was based on the following:
•	The error had no impact on our reported net loss in any annual or interim period from the acquisition date to the time the error was corrected in the first quarter of fiscal year 2004;

•	The error had no impact on our reported full year 2002 or 2003 reported basic or fully diluted loss per share. As indicated in the table above, the error resulted in an understatement of $.005, or $0.01 on a rounded basis, in our reported loss per share for the three months ended January 31, 2003, which carried through to the reported loss per share for the six months ended April 30, 2003 and the nine months ended July 31, 2003. We concluded that this error was quantitatively immaterial to the reported loss per share of $0.20, $0.31 and $0.30 per share, respectively;

•	The balance sheet error was less than 5% of total assets and stockholders’ equity at the end of any annual or interim period from the acquisition date to the time the error was corrected in the first quarter of fiscal year 2004.
In addition to the quantitative considerations above, our materiality conclusion was also supported by qualitative considerations as outlined in Staff Accounting Bulletin No. 99. Specifically, the error,
•	was not an intentional misstatement

•	did not affect earnings trends

•	did not affect our compliance with regulatory or loan covenants

•	did not change a loss into income

•	did not hide a failure to meet analysts expectations

•	did not affect management’s compensation

•	did not conceal an unlawful transaction

•	was not expected to result in a significant positive or negative market reaction.

Note 17. Selected Quarterly Financial Data, page 59
7.	In future filings, please revise to disclose the nature of any material unusual items, such as impairment or restructuring charges, that impacted your quarterly results of operations for the periods presented. Refer to the requirements outlined in Instruction 2 of Item 302 of Regulation S-K.

Our Response: In future filings we will provide the information required by Item 302(a)(3) with respect to unusual items recognized in each quarter.
Exhibits 31.01 and 31.02
8.	We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Accordingly, in future filings, please revise the certifications of your CEO and CFO to the form currently set forth in Item 601(b)(31) of Regulation S-K.

Our Response: In all future filings the certifications of our CEO and CFO required by Rule 13a-14 or Rule 15d-14(a) will be in the form as prescribed by Item 601(b)(31) of Regulation S-K.
Form 8-K filed December 31, 2005
9.	Your press release presents several non-GAAP measures. Please note that Section 2.02 of Form 8-K requires the inclusion of information required by Regulation S-K, Item 10(e)(1)(i) when presenting such measures. We note that you have included the appropriate reconciliation for all the measures presented except “Gross Margin, excluding these charges” in the third paragraph of your press release. Please revise in future filings and ensure compliance with the guidance concerning non-GAAP measures outlined in Item 10(e)(1)(i) of Regulation S-K.

Our Response: We agree that the reconciliation of non-GAAP measures provided in this filing should have included gross margin excluding impairment charges. The fourth quarter of 2005 was the first quarter in which such charges affected gross margin which we believe resulted in the inadvertent exclusion of this item from our reconciliation. Where applicable in future filings we will ensure that all non-GAAP measures used are properly reconciled to their most directly comparable financial measure calculated and presented in accordance with GAAP.
The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC. The Company also acknowledges that Staff comments or changes to disclosures in the Company’s filings in response to Staff comments do not foreclose the SEC from taking any action with respect to such filings. The Company represents that it will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you have any further questions or comments, please contact Robert Rueckl at (952) 832-1505 or me at (952) 832-1591.

Very truly yours,

/s/ Laurence L. Betterley
Laurence L. Betterley
Chief Financial Officer